Exhibit 99.13
EXPLANATORY NOTE
This amended Management’s Discussion and Analysis (“MD&A”) for the three-month and nine-month periods ended August 31, 2010 and August 31, 2009 reflects the Company’s adoption of International Financial Reporting Standards (''IFRS’’), as issued by the International Accounting Standards Board (''IASB’’). The Company originally filed a MD&A for the three-month and nine-month periods ended August 31, 2010 and August 31, 2009 on October 12, 2010. That MD&A was based on financial statements prepared in accordance with generally accepted accounting principles in Canada (''Canadian GAAP’’). In the fourth quarter of 2010, the Company filed a request to adopt IFRS two years in advance of the date required by the Accounting Standards Board. The request was approved by the regulatory authorities. The Company is filing the amended interim consolidated financial statements and this amended MD&A to comply with this approval.
This amended MD&A continues to describe conditions, trends results and outlook as of October 12, 2010, which was the date of the original MD&A. Except for the changes related to the Company’s adoption of IFRS, this amended MD&A does not reflect events occurring after October 12, 2010 and the Company has not modified or updated the discussion and analysis from its original filing.
This amended MD&A and the amended interim consolidated financial statements for the three-month and nine-month periods periods ended August 31, 2010 and 2009 supersede the Company’s original filings and should be read in conjunction with the consolidated financial statements as at November 30, 2010 and 2009 prepared in accordance with IFRS.
AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three-month and nine-month periods ended August 31, 2010
The following amended MD&A provides Management’s point of view on the financial position and the results of operations of Theratechnologies Inc. (“Theratechnologies” or the “Company”), for the three-month and nine-month periods ended August 31, 2010, as compared to the three-month and nine-month periods ended August 31, 2009. This view contains certain factors that the Company believes may affect its prospective financial condition, cash flows and results of operations. The amended unaudited interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This amended MD&A should be read in conjunction with the amended unaudited interim consolidated financial statements of the Company and the notes thereto as at August 31, 2010, as well as the MD&A and audited consolidated financial statements including the related notes thereto as at November 30, 2010. Unless specified otherwise, all amounts are in Canadian dollars.
Financial Overview
Theratechnologies (TSX: TH) is a Canadian biopharmaceutical company that discovers and develops innovative therapeutic products, with an emphasis on peptides, for commercialization. The Company targets unmet medical needs in specialty markets where it can retain all or some of the commercial rights to its products. Its most advanced compound, tesamorelin, is an analogue of the human growth hormone releasing factor.
The Company’s growth strategy is centered upon the development of tesamorelin. In late 2008, Theratechnologies entered into a collaboration and licensing agreement with EMD Serono, Inc. (“EMD Serono”), an affiliate of Merck KGaA, Darmstadt, Germany, for the exclusive commercialization rights to tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in the United States.
The principal strategic objective of Theratechnologies is to obtain regulatory approval for tesamorelin in the United States in this indication and good progress was made by participating in
Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4
Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com

the U.S. Food and Drug Administration (“FDA” or the “Agency”) Endocrinologic and Metabolic Drugs Advisory Committee. On May 27, 2010, the Committee recommended by a 16 to 0 unanimous vote that tesamorelin be granted marketing approval by the FDA for this indication. Although advisory committees provide their recommendations, the decision on marketing approval is made by the Agency. Theratechnologies expects a final decision from the Agency on the approval of tesamorelin in the United States during the fourth quarter 2010. Should tesamorelin be approved, the Company expects to receive regulatory milestone payments, royalties and additional milestone payments from sales of tesamorelin by EMD Serono in the United States.
Concurrent with advancing the regulatory process, Theratechnologies has begun building inventory in preparation for the launch of tesamorelin in the United States by EMD Serono, upon its approval by the FDA. In the coming months, the Company will continue building inventory.
Revenues
Consolidated revenues for the three-month period ended August 31, 2010, amounted to $1,717,000 compared to $12,601,000 in 2009. For the nine-month period ended August 31, 2010, consolidated revenues were $5,151,000 compared to $15,750,000 in 2009. The higher revenues in 2009 are due to the receipt in the third quarter of a milestone payment of $10,884,000 associated with the FDA’s agreement to review the New Drug Application (“NDA”) for tesamorelin, pursuant to the collaboration and licensing agreement with EMD Serono.
The initial payment received upon the closing of the agreement with EMD Serono of $27,097,000 has been deferred and is being amortized over its estimated service period on a straight-line basis. This period may be modified in the future based on additional information that the Company may receive. For the three-month period ended August 31, 2010, an amount of $1,711,000 ($1,711,000 in 2009) was recognized as revenue related to this transaction, while an amount of $5,134,000 was recognized as revenue related to this transaction for the nine-month period ($4,848,000 in 2009). At August 31, 2010, the deferred revenues related to this transaction recorded on the balance sheet amounted to $15,403,000.
Cost of Sales
In the third quarter of 2010, the company began producing inventories in anticipation of the launch of tesamorelin in the United States. The cost of sales related to this production totaled $120,000. There were no costs related to the production of tesamorelin in the corresponding period of 2009.
R&D Activities
Research and development (“R&D”) expenses net of tax credits, totaled $2,591,000 for the third quarter of 2010, compared to $5,523,000 in 2009. For the nine-month period ended August 31, 2010, R&D expenses were $10,892,000 compared to $16,598,000 in 2009, a decrease of 34.4%. The R&D expenses incurred in the third quarter of 2010 are mainly related to the pursuit of the regulatory filing for tesamorelin with the FDA. The expenses incurred in the third quarter of 2009, in addition to expenses related to the pursuit of the regulatory filing described above, included a non-recurring charge of $1,395,000 related to a write-down of research supplies produced in order to obtain stability data and to validate the manufacturing process for commercial purposes, as required by the FDA. The expenses incurred in the nine-month period ended August 31, 2009, also included costs associated with completing the Phase 3 clinical trials evaluating tesamorelin in HIV-associated lipodystrophy.
Selling and Market Development Expenses
Selling and market development expenses amounted to $524,000 for the third quarter of 2010, compared to $498,000 in 2009. For the nine-month period ended August 31, 2010, selling and market development expenses amounted to $1,909,000, compared to $5,793,000 in 2009. The 2010 selling and market development expenses are principally composed of business development and market research outside the United States and the costs of managing the agreement with EMD Serono. In 2009, the Company incurred first-quarter expenses totalling $4,269,000 in connection with professional fees related to the transaction with EMD Serono.

General and Administrative Expenses
For the third quarter of 2010, general and administrative expenses amounted to $2,262,000 compared to $1,488,000 in 2009. For the nine-month period ended August 31, 2010, general and administrative expenses amounted to $5,966,000 compared to $4,980,000 in 2009. The higher expenses in the third quarter of 2010 are principally due to professional fees associated with the recruitment of the new President and Chief Executive Officer and variations in stock-based compensation expenses. In addition, higher expenses in the nine-month period reflect increased corporate communication activities associated with the FDA Advisory Committee meeting as well as an increase in other administrative expenses. The expenses for the nine-month period in 2009 include costs associated with revising the Company’s business plan.
Net Financial Income
Finance income in the third quarter of 2010 amounted to $435,000 compared to $547,000 in 2009. Finance income in the nine-months ended August 31, 2010 was $1,522,000 compared to $1,724,000 in 2009. The year-over-year declines are due to lower average cash positions and a decrease in yield on our bond portfolio. Finance costs are largely a function of exchange rate fluctuations. In the third quarter of 2010 finance costs were $12,000 compared to a gain of $140,000 in 2009. Finance costs in the nine-month period ended August 31, 2010 were $155,000 compared to $605,000 in 2009. The higher finance costs in 2009 include a first-quarter exchange loss of $416,000 incurred upon the conversion of the initial payment from EMD Serono to Canadian dollars.
Net Results
Reflecting the changes in revenues and expenses described above, the Company recorded a third quarter net loss of $3,357,000 ($0.06per share) compared to net earnings of $5,779,000 ($0.10 per share) in 2009. For the nine-month period ended August 31, 2010, the net loss was $12,369,000 ($0.20 per share) compared to a net loss of $10,502,000 (0.17 per share) in 2009.
Quarterly Financial Information
The selected financial information provided below is derived from the Company’s unaudited quarterly financial statements for each of the last eight quarters.
(in thousands of Canadian dollars, except per share amounts)

	2010			2009				2008(1)
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	amended	amended	amended	amended	amended	amended	amended	Q4

Revenues	$1,717	$1,717	$1,717	$1,718	$12,601	$1,717	$1,432	$616
Net (loss) earnings	$(3,357)	$(4,771)	$(4,241)	$(4,654)	$5,779	$(5,454)	$(10,827)	$(15,145)
Basic and diluted (loss) earnings per share	$(0.06)	$(0.08)	$(0.07)	$(0.08)	$0.10	$(0.09)	$(0.18)	$(0.26)

(1)	Theratechnologies adopted IFRS in fiscal 2010 with a transition date of December 1, 2008. Consequently, the selected financial information for the year ended November 30, 2008, as presented in our 2009 Audited Consolidated Financial Statements, which were presented in conformity with Canadian GAAP, was not restated in accordance with IFRS and accordingly, is not comparable with the information for fiscal 2010 and 2009.
As described above, the increased revenues in 2010 and 2009 are related to the amortization of the initial payment received at the closing of the agreement with EMD Serono, as well as the milestone payment of $10,884,000 recorded in August 2009. The increase in the fourth quarter net loss in 2008 is due to impairment charges for intellectual property.
Financial Position
At August 31, 2010, cash and bonds amounted to $43,419,000, and tax credits and grants receivable amounted to $181,000, for a total of $43,600,000.

For the three-month period ended August 31, 2010, cash used for operating activities, excluding changes in operating assets and liabilities, was $2,629,000, compared to a cash flow of $6,185,000 in 2009. For the nine-month period ending August 31, 2010, cash used for operating activities, excluding changes in operating assets and liabilities, was $10,877,000 compared to $9,214,000 in 2009.
Contingency
On July 26, 2010, the Company received a motion of authorization to institute a class action against the Company and certain of its executive officers (the “Motion”). The Motion was filed in the Superior Court of Quebec, district of Montreal. The applicant is seeking to initiate a class action suit to represent the class of persons who were shareholders at May 21, 2010 and who sold their common shares of the Company on May 25 or 26, 2010. This applicant alleges that the Company did not comply with its continuous disclosure obligations as a reporting issuer by failing to disclose a material change. The Company is of the view that the allegations contained in the motion are entirely without merit and intends to take all appropriate actions to vigorously defend its position. As of October 11, 2010, the motion has not yet been heard by the Superior Court of Quebec.
Subsequent events
Except for changes related to the Company’s adoption of IFRS, this amended MD&A does not reflect events occurring after October 12, 2010, the date of the filing of the MD&A prepared in accordance with Canadian GAAP. The annual MD&A of the Company prepared in accordance with IFRS has been filed concurrently with this amended MD&A. This amended MD&A should be read in conjunction with the November 30, 2010 annual financial statements and the related MD&A for additional disclosures with respect to subsequent events.
Transition to IFRS
The Company has applied IFRS 1 and the accounting policies set out in note 3 in preparing the financial statements for the period ended August 31, 2010, the comparative information for the period ended August 31, 2009, for the year ended November 30, 2009, and for the opening IFRS statement of financial position as at December 1, 2008 (the Company’s date of transition).
In preparing these interim consolidated financial statements in accordance with IFRS 1, the Company has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS.
The Company elected to apply the following optional exemptions from full retrospective application:
(i)	Share-based payment transaction exemption:

The Company has elected to apply the share-based payment exemption. It applied IFRS 2 from December 1, 2008 to those stock options that were issued after November 7, 2002 but that had not vested by December 1, 2008. The application of the exemption is detailed below.

(ii)	Designation of financial assets and financial liabilities exemption:

The Company elected to re-designate cash from the held for trading category to loans and receivables.
As required by IFRS 1, estimates made under IFRS at the date of transition must be consistent with estimates made for the same date under previous GAAP, unless there is evidence that those estimates were in error.

In preparing its opening IFRS consolidated statement of financial position, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP.
An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in note 8 of the amended unaudited interim consolidated financial statements for the periods ended August 31, 2010 and 2009.
Outstanding Share Data
On October 8, 2010, the number of shares issued and outstanding was 60 511 598 while outstanding options granted under the stock option plan were 2 853 638.
Contractual Obligations
There were no material changes in contractual obligations during the quarter, other than in the ordinary course of business.
Economic and Industry Factors
Economic and industry factors were substantially unchanged from those reported in the Company’s 2009 Annual Report.
Forward-Looking Information
This MD&A for the third quarter contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation. This forward-looking information includes, but is not limited to, information regarding the approval of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy by the FDA, the receipt of milestone payments and/or royalties under the agreement entered into with EMD Serono, the potential decrease in the adjusted burn rate, and the completion of a conversion plan to IFRS. Furthermore, the words “will”, “may”, “could”, “should”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or variations of them denote forward-looking information.
Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk that the FDA does not approve tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy, the risk that the payment of milestones is delayed or not received or that the royalties from the sale of tesamorelin are not received, and the risk that unexpected expenses increase the adjusted burn rate.
Although the forward-looking information contained herein is based upon what the Company believes are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Certain assumptions made in preparing the forward-looking information and the Company’s objectives include the assumption, among others, that the FDA will approve tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy, sales of tesamorelin in the United States will be successful, and unexpected expenses will not result in an adjusted burn rate increase.
Consequently, the forward-looking information is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Company, its business, its financial condition or its results of operations. Furthermore, the forward-looking information reflects current expectations regarding future events only as of the date of release of this MD&A.

Investors are referred to the Company’s public filings available at www.sedar.com. In particular, further details on the risks and descriptions of the risks are disclosed in the “Risks and Uncertainties” section of the Company’s Annual Information Form, dated February 23, 2010, for the year ended November 30, 2009. This MD&A is dated October 12, 2010, and has been approved by the Audit Committee.